

MUSIVERSAL INC

Financial Statements

As of

December 31, 2023

Boston • Miami • Orlando • New York • São Paulo • Belo Horizonte
Tel.: US +1 (781) 770-0005 | BR +55 11 3280-2120 | Fax: +1 (866) 550-6705 | drummondadvisors.com



DRUMMOND
ACCOUNTING · TAX · LEGAL · ADVISORY

April 08, 2025

Mr. Andre – MUSIVERSAL INC

The accompanying financial statements of MUSIVERSAL INC as of and for the year ended December 31, 2023, were not subjected to an audit, a review, or a compilation engagement by us and we do not express an opinion, a conclusion, nor provide any assurance on them.

Sincerely,

Drummond Advisors
Boston, Massachusetts



MUSIVERSAL INC

CONTENTS

Financial Statements

Balance Sheet as of December 31, 2023 ………………………………………………………………… 4

Statement of Operations ………………………………………………………………………………………… 5

Drummond Advisors, LLC

99 Sumner Street, suite 216
Boston MA, 02128 USA
TUS+1 (781) 770-0005 ext. 4
TBR+55 11 3280-2120
MUS+1 (617) 331-7192
Fax+1 (866) 550-6705
E-mail:bdrummond@drummondadvisors.com
Website: www.drummondadvisors.com

Boston • Miami • Orlando • New York • São Paulo • Belo Horizonte
Tel.: US +1 (781) 770-0005 | BR +55 11 3280-2120 | Fax: +1 (866) 550-6705 | drummondadvisors.com

Musiversal Inc

11:00 AM
04/08/2025
Accrual Basis

Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
MERCURY	5.699,32
Total Checking/Savings	5.699,32
Other Current Assets	
Advance to Vendor	14.166,66
Due from	
Andre Miranda	825,54
Musiverse SA	139.583,04
Total Due from	140.408,58
Total Other Current Assets	154.575,24
Total Current Assets	160.274,56
Other Assets	
Company Investments	
Musiverse SA	44.018,16
Total Company Investments	44.018,16
Total Other Assets	44.018,16
TOTAL ASSETS	**204.292,72**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	5.554,00
Total Accounts Payable	5.554,00
Other Current Liabilities	
Loan	
Musiverse SA	329.895,25
Total Loan	329.895,25
Total Other Current Liabilities	329.895,25
Total Current Liabilities	335.449,25
Long Term Liabilities	
Long Term Liability	
SAFE ANDRE MIRANDA	27.179,52
SAFE BEST HORIZON	2.125,64
SAFE FCR LC VENTURES I-A	4.381,90
SAFE FCR LC VENTURES I-B	2.791,75
SAFE INTERSECTION VENTURES	901,20
SAFE LC VENTURES III	1.547,70
SAFE REDANGELS	597,53
SAFE XAVIER JAMESON	4.492,92
Total Long Term Liability	44.018,16
Total Long Term Liabilities	44.018,16
Total Liabilities	379.467,41
Equity	
Subscribed Capital	44.018,16
Unsubscribed Capital	-44.018,16
Net Income	-175.174,69
Total Equity	-175.174,69
TOTAL LIABILITIES & EQUITY	**204.292,72**

These financial statements have not been subjected to an audit, or a review, or a compilation engagement and no assurance is provided on them.

Musiversal Inc

11:07 AM
04/08/2025
Accrual Basis

Profit & Loss

January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Expense	
Advertising Fees	2.600,00
Bank Charges & Fees	1.269,83
Event expenses	324,72
Health Insurance	1.500,00
Legal & Professional Fees	
Accounting Fees	8.583,52
Consulting Fees	17.499,99
Legal Fees	67.867,70
Total Legal & Professional Fees	93.951,21
Meals	2.909,82
Other Suppliers	95,03
Subcontractors	72.054,73
Transportation	324,35
Travel	
Flight Tickets	145,00
Total Travel	145,00
Total Expense	175.174,69
Net Ordinary Income	-175.174,69
Net Income	**-175.174,69**

These financial statements have not been subjected to an audit, or a review, or a compilation engagement and no assurance is provided on them.